“Shinhan Bank” as Name of the Integrated New Bank of SFG

Shinhan Financial Group (NYSE: SHG) announced on Dec. 30, 2005 that the Integration Committee unanimously agreed “Shinhan Bank” as the name for the integrated new bank, existing legal entity will be Chohung Bank. The Board of Directors of each Shinhan and Chohung Bank has approved the decisions that have been made by the Integration Committee.

In addition, as part of the bank merger processes, Chohung Bank will spin off its credit card operation and merge with Shinhan Card, a wholly-owned-subsidiary of Shinhan Financial Group. Integration of the two banks and spin-off of credit card operation is scheduled to be completed as of April 1, 2006.

Currently both banks are wholly-owned-subsidiaries of Shinhan Financial Group. Total shareholders’ equity of the integrated bank will be KRW 7.5 trillion with merger ratio of 3.86 Chohung Bank shares for 1(one) Shinhan Bank shares.